November 5, 2014

VIA EDGAR AND EMAIL TRANSMISSION TO SINGLETONB@SEC.GOV AND ERLANGERC@SEC.GOV

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Ms. Linda Cvrkel, Branch Chief
Ms. Beverly Singleton
Ms. Claire Erlanger

Re:
Securities and Exchange Commission (“SEC”) Comment Letter dated October 22, 2014 regarding Heartland Express, Inc. (the "Company," "Heartland," "we," "us," or "our") Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 3, 2014, File No. 0-15087 (the "Form 10-K") and Form 10-Q for the Quarter Ended June 30, 2014 filed August 11, 2014, File No. 0-15087 (the "Form 10-Q")

Dear Ms. Cvrkel:

The following is in response to the comments and requests we received from the staff of the Division of Corporation Finance (the "Staff") of the SEC, dated October 22, 2014, related to the Form 10-K and the Form 10-Q. We have today electronically filed with the SEC this response to your letter. A courtesy copy of the filing has been forwarded to Ms. Singleton and Ms. Erlanger via email transmission at the email addresses listed above. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Note 1. Significant Accounting Policies page F-7

Segment Information, page F-7

1.
We note your disclosure that you have determined it appropriate to aggregate your operating divisions into one reportable segment. Please tell us the consideration given by management in determining your reportable operating segments in light of the fiscal year 2013 acquisition of Gordon Trucking, Inc. (GTI) whereby it is noted that GTI operates in a different region of the country, western United States, and that its operations include temperature-controlled truckload and freight brokerage services, or non-asset based operations. We also note from GTI’s website that it appears to continue to operate as a separate entity under the GTI name. In this regard, please tell us how you considered these characteristics of GTI’s operations in determining that it is appropriate to present one reportable segment at December 31, 2013. Your response should address how you identified the operating segments under ASC Topic 280-10-50-1 and 280-10-50-3 through 50 and further, how you evaluated each of the aggregation criteria in ASC Topic 280-10-50-11. Also, please identify for us the CODM and the individuals that report directly to the CODM. Additionally, please advise us of the amount of revenues and operating profit for GTI for 2013 and for the nine months of 2014.

Response: The Company acknowledges the Staff's comment and the Company's prior determination that the Company has one reportable segment based on the guidance provided in ASC Sub-topic 280-10, Segment Reporting - Overall.

The Company's Chief Operating Decision Maker ("CODM") is Michael J. Gerdin, Chief Executive Officer and President of the Company. The CODM reviews the combined Company's operating revenues and revenue equipment efficiencies on a regular basis through the following reports (all of which are on a combined Company-wide basis):

•Weekly report detailing all of the Company's load movements (shipper name, origin and destination geographic locations, associated empty and loaded miles, average length of haul and total load count)
•Weekly report detailing all of the Company's loads invoiced (rate per mile)
•Daily report detailing deadhead (non revenue miles) movements of revenue equipment

These are reports that the CODM uses to manage the Company and all of these reports used to manage the business are on a combined basis.

The following positions report directly to the CODM:

•Vice President of Sales
•Vice President of Operations
•Vice President of Regional Operations
•Executive Vice President of Finance and Administration, Chief Financial Officer
•Chief Operating Officer - GTI
•Chief Information Officer - GTI
•Director of Maintenance
•Director of Regional Maintenance

As disclosed in the Company's press release dated November 11, 2013, related 8-K filed with the SEC on November 12, 2013, and related investor slides and conference call announcing the acquisition of GTI, the Company acquired GTI to expand the Company's legacy operations through an increase in terminal networks, drivers, geographic coverage, and customer diversification. The Company's legacy operating region was east of the Rocky Mountains although the Company was growing its western operations and had for several years operated terminal locations in Phoenix and Denver. GTI's legacy operating region was west of the Rocky Mountains although GTI was growing its operations in the Midwest and had for several years operated terminal locations in the St. Louis area, Indianapolis, and Green Bay, Wisconsin. The acquisition was a result of the Company's strategic desire to grow its driver base and operating capacity primarily in the West. GTI's customer service, safety, and driver focus, all key components of the Company's legacy operations, were all similar to the Company's, and therefore were integral in the Company's acquisition decision. As part of the ongoing integration efforts, the Company has continued to operate a separate GTI website to maintain a stable environment among legacy GTI driver employees, office and shop employees and customers as not all components of the legacy GTI business could be integrated on the first day after the acquisition. As such, the Company has viewed the GTI acquisition as an extension of the Company's legacy business model.

The legacy operations of the Company have been asset based dry-van truckload services. GTI's legacy truckload transportation services consisted of asset based dry-van truckload services, asset based temperature-controlled truckload operations, and freight brokerage services which the Company continues to operate. Immediately after the acquisition of GTI, the Company had three truckload transportation services. Together, these truckload transportation services meet all three of the operating segment criteria as defined by ASC 280-10-50-1 based on the following:

•Engages in business activity from which the Company recognizes revenues and incurs     expenses.
•Operating results are regularly reviewed by the CODM to make decisions about resources.
•Discrete financial information is available on a combined basis.

Per ASC 280-10-50-11, GTI's operations, both pre-acquisition and today, are similar to that of the legacy operations of the Company based on the following:

•GTI's operations are predominately asset based dry-van truckload services.
•Freight services are provided predominately by company driver employees paid predominately by the amount of mileage a driver has driven.
•GTI provided freight services to twelve of the Company's top twenty-five customers prior to the acquisition, and the Company had previously provided freight services to six customers in GTI's top twenty-five customers prior to the acquisition.
•Regional operating divisions operated out of regional office locations throughout the U.S. with centralized back office functions.
•Regional operating divisions operated out of regional shop locations throughout the U.S. to maintain its fleet of revenue equipment.
•Similar variable and fixed cost structures.
•Similar methods used to provide for the transportation of freight, including the use of tractors, trailers, drivers, dispatching, billing, collections, and marketing.
•Regulation by the same federal and state regulatory bodies.

As part of the Company's disclosure surrounding the announcement of the GTI acquisition the Company disclosed that the full integration of the combined companies would be a three to four year process with the ultimate goal of having the combined Company operating with an operating ratio (operating expenses as a percentage of operating revenues) below 85.0%. Alignment and synergies would be obtained through concentrated maintenance programs, optimizing staffing and locations, purchasing power, insurance and claims program, and yield management/dispatch efficiency. Since the acquisition, the combined Company has been further aligned and managed based on the following operational functions:

•The combined Company's largest ongoing investment is revenue equipment (tractors and trailers) which was approximately 62% of consolidated total assets at September 30, 2014. The CODM makes all revenue equipment purchasing and selling decisions on a combined basis based primarily on age of equipment regardless of which legacy fleet the equipment was associated with.
•All revenue equipment sale proceeds and new revenue equipment purchases are managed     centrally at the direction of the CODM.
•Treasury management was centralized immediately following the acquisition. All legacy GTI debt was repaid prior to December 31, 2013. In conjunction with the GTI acquisition, the Company entered into a line of credit agreement (the "Credit Agreement"). The Credit Agreement is managed centrally and provides support to the overall operations of the combined Company.
•The CODM reviews all revenue rate structures with customers.
•Immediately following the acquisition, the Company began performing combined rate reviews for customers that both legacy companies provided services to. The CODM has reviewed and approved these rate reviews. Since the acquisition, pricing on 21 of the combined Company's top twenty five customers has been reviewed and approved by the CODM.
•Revenue equipment and associated drivers are used interchangeably between legacy GTI contracted freight services and the Company's legacy contracted freight services to obtain operational efficiencies (i.e., legacy GTI drivers moving loads under a Heartland contract and legacy Heartland drivers moving loads under a legacy GTI contract).
•Revenue equipment is used interchangeably (i.e., tractors with GTI markings pulling trailers with Heartland markings and tractors with Heartland markings pulling trailers with GTI markings).
•The combined Company operates on one single information technology platform.

Based on the aforementioned factors and guidance in ASC 280-10-50, the Company determined it is appropriate to present one reportable segment at December 31, 2013 and as a result disclosure of revenues and operating profit of GTI is not required. In future filings, the Company will clarify disclosure around our reportable segment.

Revenue and Expense Recognition, page F-9

2. Please tell us and expand your revenue recognition policy to address how the Company recognizes revenue from the freight forwarding or brokerage services operations resulting from the GTI acquisition in fiscal year 2013.

Response: Revenue recognition on freight brokerage services to third party carriers is consistent with the Company's revenue recognition. Revenue is recognized on a gross basis (i.e., before subtracting payments to third party carriers that haul the freight) when freight is delivered by the third party carrier. Revenue derived from freight brokerage services was less than 1.0% of the Company's consolidated operating revenues for the fiscal year ended December 31, 2013, and approximately 3.0% of the Company's consolidated operating revenues for the six-months ended June 30, 2014. The Company reported the Company's freight brokerage services revenue relating to freight brokered to third party carriers on an gross basis as a result of the following:

•The Company is the primary obligor in performing freight services to its customers regardless of whether a Company driver performs the services or if a contracted third party carrier performs the services.
•The Company establishes all pricing of freight services with its customers including loads that ultimately are brokered to third party carriers.
•The Company has multiple suppliers used in its brokerage business and has discretion to select the supplier to provide brokered freight services.
•The Company bills its customers for freight services regardless if certain freight is contracted to third party carriers. Further, the Company assumes credit risk on collection of freight invoices covering freight services completed by a third party carrier.
•The Company has an obligation to pay its third party carrier regardless of collection of freight invoice from the Company's customer and often pays its third party carriers prior to collection of an invoice from the Company's customer.

In future filings, the Company will expand the disclosure in the Significant Accounting Policies section of our 10-K filings to disclose that revenue associated with brokerage services is recognized on a gross basis and as freight is delivered, as the Company is the primary obligor.

Form 10-Q for the Quarter Ended June 30, 2014

Management's Discussion and Analysis, page 15

Results of Operations, page 17

3. We note from your disclosure in the Results of Operations section of MD&A that operating revenue increased $183.0 million to $451.3 million for the six months ended June 30, 2014 from $268.3 million for the six months ended June 30, 2013. As part of your discussion of the reasons for this increase in revenue, please explain to us, and revise to disclose, the amount of revenue recognized in 2014 attributable to your GTI acquisition, and the amount of revenue related to internal growth.

Response: The Company acknowledges the Staff's comment and the Company's disclosure in the Results of Operations section of MD&A in the Company's 10-Q for the three and six month periods ended June 30, 2014 compared with the three and six month periods ended June 30, 2013. The Company disclosed in MD&A, immediately prior to the period-to-period comparisons, that the Company acquired 100% of the outstanding stock of GTI on November 11, 2013 and therefore the operating results of the Company for the three months and six months ended June 30, 2014 include the operating results of GTI whereas the comparable periods of 2013 do not include any operating results of GTI.

Based upon the discussion above in the Company’s response to the first SEC comment regarding segments, how the CODM post-acquisition oversees and manages the integrated business, how the CODM oversees and manages revenue growth, how the CODM allocates resources, the use of a single information technology platform for the integrated business, and the ongoing integration of GTI's operations, the Company does not expect to separately disclose revenues associated with internal growth versus revenue growth associated with the GTI acquisition. In future filings, the Company will disclose material factors impacting increases and decreases in revenues.

In connection with responding to the Staff's comments, the Company acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•Staff comments, or changes to the Company's disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 626-3600 or by fax at (319) 626-3619.

Sincerely,

/s/ John P. Cosaert
John P. Cosaert
Chief Financial Officer

cc: Mr. Michael J. Gerdin
Mr. Jerry Borowick, KPMG LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.